SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

COMPASS EMP ULTRA SHORT-TERM FIXED INCOME FUND

LETTER OF INVESTMENT INTENT

July 12, 2012

To the Board of Trustees of Compass EMP Funds Trust:

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the Compass EMP Ultra Short-Term Fixed Income Fund, in the amount of $100,000.00 for 10,000 shares (in any combination of Class A shares Load waived and/or Class I shares, or of solely Class A shares load waived or Class I shares) at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Compass Efficient Model Portfolios, LLC

/s/ Stephen M. Hammers

By: Stephen M. Hammers, Managing Partner